The information in this pricing supplement is not complete and may be changed. A registration statement has been filed with the Securities and Exchange Commission and has been declared effective. This pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL 30, 2001

PRELIMINARY PRICING SUPPLEMENT

(To Prospectus dated March 12, 2001 as supplemented by
Preliminary Prospectus Supplement dated May __, 2001)

                               The CIT Group, Inc.

                                   [LOGO] CIT

                              $ % Senior Notes Due
                             EURO % Senior Notes Due

                                   ----------

We are offering and selling an aggregate of $ _____________ % senior notes (the "U.S. Dollar Notes") and an aggregate of Euro ______________ % senior notes (the "Euro Notes," and together with the U.S. Dollar Notes, the "Notes"). The U.S. Dollar Notes will mature on ________________ . The Euro Notes will mature on _______________ . Interest on the U.S. Dollar Notes will be payable ____________ on _________ and __________ of each year, beginning ______________ . Interest on the Euro Notes will be payable _______________ on ______________ and ___________
of each year, beginning ________________ .

We have applied to have the Notes listed on the Luxembourg Stock Exchange in accordance with the rules of that exchange.

Settlement of the Notes will be made according to the rules of The Depository Trust Company, Clearstream Banking, societe anonyme, and the Euroclear System, as the case may be.

CIT accepts full responsibility for the accuracy of the information contained in this document and confirms, having made all reasonable inquiries, that to the best of CIT's knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

                                   ----------

                                       U.S. Dollar Notes      Euro Dollar Notes
                                      -------------------    -------------------
                                       Per Note    Total     Per Note     Total
                                      ----------  -------    --------    -------
Public Offering Price(1) ...........       %         $           %        Euro
Commissions ........................       %         $           %        Euro
Proceeds to CIT
  (before expenses) ................       %         $           %        Euro

----------
(1) Plus accrued interest from May __, 2001, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, the prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this pricing supplement, the prospectus supplement and the prospectus.

In connection with this offering, Deutsche Banc Alex. Brown Inc. and Lehman Brothers Inc. or their respective affiliates may over-allot or effect transactions which stabilize or maintain the market price for the Notes at levels which might not otherwise prevail. In any jurisdiction where there can be only one stabilizing agent, Lehman Brothers International (Europe) or its affiliates shall effect any such transactions. This stabilizing, if commenced, may be discontinued at any time.

The Notes are expected to be delivered in book-entry form only, to purchasers through The Depository Trust Company, Clearstream Banking, societe anonyme, and the Euroclear System, as the case may be, on or about May __, 2001.

                         Joint Bookrunning Lead Managers
Deutsche Banc Alex. Brown                                        Lehman Brothers
                                   -----------

               The date of this pricing supplement is May __, 2001

You should rely only on the information incorporated by reference or provided in this pricing supplement, the prospectus supplement or the prospectus. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any place where the offer is not permitted. The information contained in this pricing supplement, the prospectus supplement, the prospectus, and any documents incorporated by reference is accurate only as of the date on the front of that document.

As used in this pricing supplement, the prospectus supplement, dated May _, 2001 and the prospectus, dated March 12, 2001, the terms "we," "our," "us," and "CIT" refer to The CIT Group, Inc. and its consolidated subsidiaries. Unless otherwise indicated, any reference in this pricing supplement, the prospectus supplement or the prospectus to "$" or "dollars" means United States dollars, and any reference to "Euro" or "Euro" means the lawful currency of the member states of the European Monetary Union.

                                   ----------

                                TABLE OF CONTENTS

                               Pricing Supplement

                                                                            Page
                                                                            ----
Description of the Notes ...............................................    P-3
Plan of Distribution ...................................................    P-6

                             Prospectus Supplement

About this Prospectus Supplement and the Pricing Supplements ...........    S-2
Incorporation by Reference .............................................    S-3
Description of The CIT Group, Inc. and Recent Developments .............    S-3
Directors and Principal Executive Officers of The CIT Group, Inc. ......    S-3
Description of the Notes ...............................................    S-4
Special Provisions Relating to Foreign Currency Notes ..................    S-23
Foreign Currency Risks .................................................    S-25
Material United States Federal Income Tax Consequences .................    S-27
Use of Proceeds ........................................................    S-33
Capitalization of The CIT Group, Inc. ..................................    S-33
Selected Consolidated Financial Information of The CIT Group, Inc. .....    S-34
Plan of Distribution ...................................................    S-35
Offering Restrictions ..................................................    S-35
Luxembourg Listing and Other General Information .......................    S-37

                                   Prospectus

The CIT Group, Inc. ....................................................       3
Special Note Regarding Forward - Looking Statements ....................      10
Use of Proceeds ........................................................      10
Description of Debt Securities .........................................      10
Plan of Distribution ...................................................      15
Experts ................................................................      16
Legal Opinions .........................................................      16
Where You Can Find More Information ....................................      16

                            DESCRIPTION OF THE NOTES

The following description of the Notes supplements, and to the extent inconsistent replaces, the description contained in "Description of the Notes" in the prospectus supplement dated May _, 2001 and under "Description of Debt Securities" in the prospectus dated March 12, 2001, to which general description reference is made. To the extent that this summary differs in any way from the "Description of the Notes" in the prospectus supplement and the "Description of Debt Securities" in the prospectus, you should rely on this summary.

General

The Notes will be issued under an Indenture dated as of September 24, 1998 (the "Indenture"), between CIT and Bank One Trust Company, N.A. (successor to The First National Bank of Chicago), as Trustee ("Bank One"), as supplemented by Supplemental Indenture No. 1 between CIT and the Trustee, dated as of May __, 2001, which is more fully described in the accompanying prospectus and prospectus supplement. Bank One will serve as trustee, paying agent (with respect to the U.S. Dollar Notes), registrar and authenticating agent with respect to the Notes. Bank One, London, will serve as paying agent with respect to the Euro Notes.

Maturity/Interest

      The U.S. Dollar Notes will mature on _____________________ and will bear interest at a rate of % per annum from May __, 2001. The Euro Notes will mature on __________________ and will bear interest at a rate of % per annum from May __, 2001.

      Interest on the U.S. Dollar Notes will be payable _________________ on ___________ and ___________ of each year, beginning _______________________ .
Interest on the Euro Notes will be payable _________________ on _____________ and _____________ of each year, beginning ____________ . If any interest payment date or maturity of a Note falls on a day which is not a Business Day, the related payment of principal and interest will be made on the next succeeding Business Day with the same force and effect as if made on the date such payment were due, and no interest will accrue on the amount so payable for the period from and after such interest payment date or maturity, as the case may be.

Interest on the U.S. Dollar Notes will be computed on the basis of a 360-day year of twelve 30-day months. Interest on the Euro Notes will be computed on the basis of the "Actual/Actual (ISMA)" Fixed Day Count Convention.

"Actual/Actual (ISMA)" Fixed Day Count Convention means:

(a) in the case where the number of days in the relevant period from and including the most recent interest payment date (or, if none, from and including the original issue date of the Euro Notes) to but excluding the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period (as defined below) during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year; or

(b) in the case where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

      (1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year; and

      (2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year.

"Business Day" for purposes of the U.S. Dollar Notes means any day other than Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in the City of New York. "Business Day" for purposes of the Euro Notes means any day other than Saturday or Sunday on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

"Determination Period" means the period from and including a Determination Date to but excluding the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

"Determination Date" means each interest payment date.

Primary Distribution of Notes

We will issue the U.S. Dollar Notes and the Euro Notes as global notes registered in the name of Cede & Co., as nominee for The Depository Trust Company ("DTC"), in the case of the U.S. Dollar Notes and a nominee of Bank One, London, in the case of the Euro Notes. Bank One, London, will hold the global note for the Euro Notes and accordingly act as common depositary for Clearstream Banking, societe anonyme, Luxembourg ("Clearstream, Luxembourg"), and Euroclear Bank S.A./N.V., as operator of the Euroclear system (or its successor) ("Euroclear").

You may hold book-entry interests in a global note through organizations that participate, directly or indirectly, in the DTC, Clearstream, Luxembourg and Euroclear systems, as applicable. Book-entry interests in the U.S. Dollar Notes and all transfers relating to the U.S. Dollar Notes will be reflected in the book-entry records of DTC or its nominee. Book-entry interests in the Euro Notes and all transfers relating to the Euro Notes will be reflected only in the book-entry records of Euroclear and Clearstream, Luxembourg. See "Description of Notes -- Book-Entry System" in the accompany prospectus supplement.

The U.S. Dollar Notes will be in minimum denominations of U.S. $1,000 and integral multiples of U.S. $1,000 for higher amounts. The Euro Notes will be in denominations of Euro 1,000, Euro 10,000, and Euro 100,000.

The CUSIP number for the U.S. Dollar Notes is ____________, the common code is ___________ and the ISIN is ____________.

The common code for the Euro Notes is _____________ and the ISIN is
______________.

Clearance and settlement procedures -- DTC

DTC participants that hold U.S. Dollar Notes through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC's Same-Day Funds Settlement System.

U.S. Dollar Notes will be credited to the securities custody accounts of these DTC participants against payment in same-day funds, for payments in US dollars, on the settlement date.

Clearance and settlement procedures -- Euroclear and Clearstream, Luxembourg

We understand that investors that hold their Notes through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures that are applicable to conventional eurobonds in registered form.

Notes will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

Secondary market trading

Trading between DTC participants in respect of the U.S. Dollar Notes

We understand that secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC's Same-Day Funds Settlement System.

If payment is made in US dollars, settlement will be in same-day funds.

Trading between Euroclear and/or Clearstream, Luxembourg participants

We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. Secondary market trading will be settled using procedures applicable to conventional eurosecurities in registered form.

Trading between a DTC seller and a Euroclear or Clearstream, Luxembourg purchaser in respect of the U.S. Dollar Notes

A purchaser of Notes that are held in the account of a DTC participant must send instructions to Euroclear or Clearstream, Luxembourg at least one business day prior to settlement. The instructions will provide for the transfer of the Notes from the selling DTC participant's account to the account of the purchasing Euroclear or Clearstream, Luxembourg participant. Euroclear or Clearstream, Luxembourg, as the case may be, will then instruct the common depositary for Euroclear or Clearstream, Luxembourg to receive the Notes either against payment or free of payment.

The interests in the Notes will be credited to the respective clearing system. The clearing system will then credit the account of the participant following its usual procedures. Credit for the Notes will appear on the next day, European time. Cash debit will be back-valued to, and the interest on the Notes will accrue from, the value date, which would be the preceding day, when settlement occurs in New York. If the trade fails and settlement is not completed on the intended value date, the Clearstream, Luxembourg or Euroclear cash debit will be valued instead on the actual settlement date.

Clearstream, Luxembourg participants and Euroclear participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream, Luxembourg or Euroclear. Under this approach, they may take on credit exposure to Clearstream, Luxembourg or Euroclear until the global securities are credited to their accounts one day later.

As an alternative, if Clearstream, Luxembourg or Euroclear has extended a line of credit to them, Clearstream, Luxembourg participants or Euroclear participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance the settlement. Under this procedure, Clearstream, Luxembourg participants or Euroclear participants purchasing global securities would incur overdraft charges for one day, assuming they cleared the overdraft when the global securities were credited to their accounts. However, interest on the global securities would accrue from the value date. Therefore, in many cases the investment income on the global securities earned during that one-day period may substantially reduce or offset the amount of the overdraft charges, although this result will depend on each Clearstream, Luxembourg participant's or Euroclear participant's particular cost of funds.

Since the settlement is taking place during New York business hours in respect of the U.S. Dollar Notes, DTC participants can employ their usual procedures for sending global securities to the respective depositary for the benefit of Clearstream, Luxembourg participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant a cross-market transaction will settle no differently than a trade between two DTC participants.

Trading between Clearstream, Luxembourg or Euroclear seller and DTC purchaser in respect of the U.S. Dollar Notes

Due to time zone differences in their favor, Clearstream, Luxembourg participants and Euroclear participants may employ their customary procedures for transactions in which global securities are to be transferred by the respective clearing system, through the respective depositary, to a DTC participant. The seller will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg participant or Euroclear participant at least one business day before settlement. In these cases, Clearstream, Luxembourg or Euroclear will instruct the respective depositary, as appropriate, to deliver the bonds to the DTC participant's account against payment. Payment will include interest accrued on the global securities from and including the last coupon payment date to and excluding the settlement date. The payment will then be reflected in the account of the Clearstream, Luxembourg participant or Euroclear participant the following day, and receipt of the cash proceeds in the Clearstream, Luxembourg participant's or Euroclear participant's account would be back-valued to the value date. The value date would be the day before the day that settlement occurred in New York. Should the Clearstream, Luxembourg participant or Euroclear participant have a line of credit with its respective clearing system and elect to be in debit in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft charges incurred over that one-day period. If the trade fails and settlement is not completed on the intended value date, receipt of the cash proceeds in the Clearstream, Luxembourg participant's or Euroclear participant's account would instead be valued on the actual settlement date. Finally, day traders that use Clearstream, Luxembourg or Euroclear and that purchase global securities from DTC participants for delivery to Clearstream, Luxembourg participants or Euroclear participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

o borrowing through Clearstream, Luxembourg or Euroclear for one day, until the purchase side of the day trade is reflected in their Clearstream, Luxembourg or Euroclear accounts, under the clearing system's customary procedures;

o borrowing the global securities in the U.S. from a DTC participant no later than one day prior to settlement, which would give the global securities sufficient time to be reflected in their Clearstream, Luxembourg or Euroclear account in order to settle the sale side of the trade; or

o staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day before the value date for the sale to the Clearstream, Luxembourg participant or Euroclear participant.

Redemption

We may not redeem the Notes prior to maturity except for taxation reasons described in the accompanying prospectus supplement. The Notes do not provide for any sinking fund.

                              PLAN OF DISTRIBUTION

We have entered into a terms agreement dated May _, 2001 with Deutsche Banc Alex. Brown Inc., Lehman Brothers Inc. and ________________ with respect to the U.S. Dollar Notes, and a terms agreement dated May __, 2001 with Deutsche Bank AG London, Lehman Brothers International (Europe) and ________________ with respect to the Euro Notes. Subject to the terms and conditions set forth in the terms agreements, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                             Principal Amount of
        Underwriter                                           U.S. Dollar Notes
        -----------                                          -------------------
Deutsche Banc Alex. Brown Inc.                                   $
Lehman Brothers Inc.
[Other]
                                                                 ------------
   Total                                                         $

                                                             Principal Amount of
        Underwriter                                              Euro Notes
        -----------                                          -------------------
Deutsche Bank AG London                                          Euro
Lehman Brothers
  International (Europe)
[Other]
                                                                 ------------
  Total                                                          Euro

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this pricing supplement, and to certain dealers at that price less a concession not in excess of . % of the principal amount of the Notes. The underwriters may allow, and these dealers may reallow, a concession to certain other dealers not in excess of . % of the principal amount of the Notes. After the initial public offering, the public offering price and these concessions may be changed from time to time.

Although application has been made to list the Notes on the Luxembourg Stock Exchange, the Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

The selling agency agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

In connection with this offering, some or all of the underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The underwriters also may create a short position for the account of the underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

We expect that delivery of the Notes will be made against payment therefor on or about May __, 2001, which is the _________ business day following the date hereof (this settlement cycle being herein referred to as "T+_"). You should note that the ability to settle secondary market trades of the Notes effected on the date of pricing and the next succeeding business day may be affected by the T+_ settlement.

Some or all of the underwriters or their affiliates have provided and will in the future continue to provide commercial and/or investment banking and other financial services to CIT and its subsidiaries.

The terms agreements provide that CIT will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect thereof.

================================================================================

                              $ % SENIOR NOTES DUE
                             EURO % SENIOR NOTES DUE

                                   [LOGO] CIT

                               The CIT Group, Inc.

                                 --------------
                         PRELIMINARY PRICING SUPPLEMENT
                                  May __, 2001
                                 --------------

                            DEUTSCHE BANC ALEX. BROWN
                                 LEHMAN BROTHERS

================================================================================